Publication: South China Morning Post

Where Published: Hong Kong

07021766

RECEIVED

SUPPL

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com
(Stock Code: 00142)

MAJOR AND CONNECTED TRANSACTION

CLOSING OF THE ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

VOTING RESULTS OF SPECIAL GENERAL MEETING

First Pacific is pleased to announce that the acquisition by MPAH of shares representing approximately 46% of PTIC, described in First Pacific's shareholders' circular dated 12 February 2007 and its announcement dated 14 February 2007, was completed today.

PTIC holds common shares of PLDT representing approximately 13.8% of the issued common share capital of PLDT. The approximately 46% shareholding in PTIC acquired by MPAH represents an attributable economic interest of approximately 6.4% of PLDT's issued common share capital and was purchased by MPAH for a consideration of Pesos 25,217,556,000 (equivalent to approximately US$510,580,198).

Prior to the closing of the Acquisition, First Pacific held the SGM at which an ordinary resolution of First Pacific's shareholders approving the Acquisition was passed unanimously. The results of the voting on that ordinary resolution at the SGM are summarised below.

First Pacific Company Limited ("**First Pacific**") is pleased to announce that the acquisition by Metro Pacific Assets Holdings, Inc. ("**MPAH**") of shares representing approximately 46% of PTIC described in First Pacific's shareholders' circular dated 12 February 2007 and its announcement dated 14 February 2007 (the "**Acquisition**") was completed today.

PTIC holds common shares of Philippine Long Distance Telephone Company ("**PLDT**") representing approximately 13.8% of the issued common share capital of PLDT. The approximately 46% shareholding in PTIC acquired by MPAH represents an attributable economic interest of approximately 6.4% of PLDT's issued common share capital and was purchased for a consideration of Pesos 25,217,556,000 (equivalent to approximately US$510,580,198).

Prior to the closing of the Acquisition, First Pacific held a special general meeting of its shareholders, convened by the notice set out in its shareholders' circular dated 12 February 2007 (the "**SGM**"), at which an ordinary resolution of First Pacific's shareholders approving the Acquisition was passed unanimously. The ordinary resolution was approved by way of poll. The vote-taking at the SGM was scrutinized by Computershare Hong Kong Investor Services Limited, First Pacific's branch share registrar, and the poll results are summarised as follows:

	NUMBER OF VOTES	
	FOR	**AGAINST**
Ordinary resolution to approve the Acquisition	2,396,848,381	Nil

As at the date of the SGM, the total issued share capital of First Pacific was US$32,051,530.03 divided into 3,205,153,003 ordinary shares of US$0.01 each. Accordingly, approximately 74.78% of First Pacific's issued shares were voted in favour of the ordinary resolution at the SGM. All issued shares of First Pacific entitled their holders to attend and vote at the SGM and there were no shares entitling their holders to vote only against the ordinary resolution.

Any reference above to "Pesos" or "US$" refers to Philippine Pesos and United States Dollars, respectively. Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Pesos 49.39, and no representation is made that any of the Pesos amounts have been or could be converted into US$, or US$ into Pesos, at the specified rate.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 28 February 2007

As at the date of this announcement, the directors of the Company are as follows:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen, *GBS, CBE, JP**
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang, *OBE**
Chevalier de L'Ordre des Arts et des Lettres

* *Independent non-executive Directors*

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

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